NO ACT

Act: 1934
Section:
Rule: 12H-3
Public Availability: 4/22/2009

DC
PE
4-22-09

April 22, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Rusoro Mining Ltd. (Rusoro)
Incoming letter dated April 22, 2009

Based on the facts presented, it is the Division's view that the effectiveness of Rusoro's registration statement on Form F-10 during the fiscal year ended December 31, 2008 would not preclude Rusoro from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Rusoro has withdrawn the registration statement and the post-effective amendments to the registration statement pursuant to Rule 477 under the Securities Act of 1933. We assume that, consistent with the representations made in your letter, Rusoro will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its annual report on Form 20-F for the fiscal year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Elliot B. Staffin
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2009

Arthur S. Marcus, Esq.
Gersten Savage LLP
600 Lexington Avenue
New York, Ny 10022-6018

Re: Rusoro Mining Ltd.

Dear Mr. Marcus:

In regard to your letter of April 22, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

GERSTEN SAVAGE LLP

600 LEXINGTON AVENUE
NEW YORK NY 10022-6018
T: 212-752-9700
F: 212-980-5192
INFO@GERSTENSAVAGE.COM
WWW.GERSTENSAVAGE.COM

April 22, 2009

Securities Exchange Act of 1934, Sections 15(d) and 12(h) and Rule 12h-3 promulgated thereunder

VIA E-MAIL & OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, N.E., Mail Stop Room 3628
Washington, D.C. 20549
Attention: Paul Dudek, Chair of the Imternational Office of Corporation Finance

Re: Rusoro Mining Ltd.
Registration Statement on Form F-10 initially filed on December 15, 2008 (File No. 333-156117)

Dear Mr. Dudek:

On behalf of Rusoro Mining Ltd., a company organized under the laws of British Columbia (the "Company" or "Rusoro"), we hereby request that the staff of the Office of International Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirms that it concurs with the Company's view that the effectiveness of the Company's registration statement on Form F-10 (the "Registration Statement") during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act and the rules promulgated thereunder, with respect to the fiscal year in which the Company's Registration Statement became effective (i.e., the fiscal year ending December 31 ,2008). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Factual Background

The Company was incorporated under the laws of the province of British Columbia on March 1, 2000 under the name "Hollingfield Capital Corporation". The Company changed its name to "PKI Innovations (Canada) Inc." on August 10, 2001. On June 6, 2005, the Company changed its name to "Newton Ventures Inc." and consolidated its issued and outstanding common shares on the basis of one new share for seven existing shares. On November 6, 2006, the Company changed its name to "Rusoro Mining Ltd." and consolidated its issued and outstanding common shares on the basis of 0.6 of a new Rusoro common share for each existing Rusoro common share.

The Company is a growth oriented gold producer engaged in the acquisition, exploration, development and operation of gold mining properties in Venezuela. The Company currently has annual gold production in excess of 100,000 attributable ounces from its Choco 10 mine and Isidora mine, both located near the town of El Callao, Venezuela and a significant growth pipeline of development and exploration properties located across its large land position in the Bolivar State mining region in Southern Venezuela.

The Company is a "foreign private issuer" as defined in Exchange Act Rule 3b-4c. The Company is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Ontario and Quebec and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "RML". Prior to the filing of the Registration Statement described below, the Company was under no obligation to file any reports under the Exchange Act since all of the outstanding common shares of the Company were held of record by approximately 110 record holders, of this number, fewer than 40 record holders were United States record holders.

In December 2008, the Company, in accordance with the applicable national and provincial laws of Canada and the applicable securities laws of the United States, commenced an offer to purchase all of the issued and outstanding Class A common shares (the "Gold Reserve Shares") of Gold Reserve Inc. ("Gold Reserve") and all of the issued and outstanding equity units (the "Gold Reserve Equity Units" and together with the Gold Reserve Shares, the "Gold Reserve Equity") together with the associated rights (the "SRP Rights") issued under the Shareholder Rights Plan of Gold Reserve, and including any Gold Reserve Equity that may have become issued and outstanding after the date of the Offer but prior to the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights) that were convertible into or exchangeable or exercisable for Gold Reserve Equity (the "Offer").

Gold Reserve is a Canadian company engaged in the business of exploration and development of mining projects in Venezuela. Gold Reserve is incorporated under the laws of the Yukon Territory, Canada and its corporate administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, U.S.A. The Gold Reserve Shares are listed and posted for trading on the TSX and the NYSE AMEX under the symbol "GRZ". Gold Reserve is an Exchange Act reporting company.

In connection with the Offer, the original Registration Statement on Form F-10 was filed with the Commission on December 15, 2008. The Company satisfied the eligibility requirements for Form F-10 and provided the legal and financial disclosures, including the U.S. GAAP reconciliation, required under that Form. The Registration Statement was effective upon filing because under Rule 476 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act") the Registration Statement related to an offering being made contemporaneously in the United States and Canada.

The Registration Statement was amended on five occasions. Amendment No. 1 filed on December 18, 2008 concerned the filing of a Corrected Offer and Circular, a home (Canadian) jurisdiction document. Amendment No. 2 filed on December 23, 2008 concerned the listing of additional exhibits, which were filed under Rule 425 and were incorporated therein by reference to such filings. Amendment No. 3 filed on January 14, 2009, concerned the Company's responses to the Commission's comment letter to the Company dated January 6, 2009 concerning the Company's Schedule TO filings and the Company's filings under Rule 425. Amendment No. 4 filed on January 21, 2009 concerned the filing of a Notice of Variation of Offer to Purchase, a home (Canadian) jurisdiction document. Amendment No. 5 filed on January 26, 2009 concerned the listing of additional exhibits, which were filed under Rule 425 and were incorporated therein by reference to such filings. All the foregoing Amendments were effective upon filing and related to the Offer involving two foreign private issuers, which, as described below, was terminated by the Company.

On December 16, 2008, Gold Reserve filed with the Ontario Superior Court of Justice a statement of claim against the Company. The statement of claim set out claims for, among other things, an injunction restraining the Company from proceeding with the Offer to acquire the Gold Reserve Equity. The Company stated that these claims were unfounded. On February 10, 2009, the Ontario Superior Court of Justice issued a decision granting Gold Reserve injunctive relief. As a consequence, the Company announced that, as a result of this decision, the conditions of the Offer could no longer be satisfied and that the Offer would be withdrawn. The Offer expired at 5:00 p.m., Eastern Time, on February 18, 2009. The Offer was conditional upon, among other things, there not being in effect at the Expiry Time "any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Gold Reserve Equity under the Offer". As of the Expiry Time this condition to the Offer was not satisfied. The Company did not take up and pay for any of the Gold Reserve Equity deposited in the Offer. Accordingly, no Rusoro securities have been sold or will be sold pursuant to the Registration Statement, all deposited Gold Reserve Equity were returned to Gold Reserve subscribers and all activity in pursuit of the Offer was discontinued

On February 24, 2009, pursuant to Securities Act Rule 477, the Company filed a request that an order granting withdrawal of the Registration Statement, as amended, be issued as soon as possible and included in the file for the Registration Statement. On March 23, 2009, at the request of the Commission staff, the Company refiled its request as a Form RW, with the appropriate identification tag. The Commission granted the Form RW on the same day with respect to the original Registration Statement as well as all post effective amendments.

Because the Company's common shares were never registered under Section 12(g) of the Exchange Act, the Company believes that it does not have any duty to file periodic reports pursuant to Section 13(a) of the Exchange Act. However, the Company is subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. As noted above, at the time the Registration Statement was declared effective during the fiscal year ended December 31, 2008, the Company's common shares were held of record by less than 300 persons resident in the United States. The Company's common shares continue to be held of record by less than 300 persons resident in the United States.

Although Exchange Act Rule 12h-3 provides that these requirements will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by less than 300 persons resident in the United States, subsection (c) of Rule 12h-3 states that such rule is unavailable in any fiscal year in which such registration statement became effective. Thus, although all of the Company's common shares that are issued and outstanding are held of record by fewer than 40 United States shareholders of record, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the fiscal year ending December 31, 2008, the fiscal year in which the Registration Statement became effective.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h- 3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the Registration Statement became effective during the fiscal year ending December 31, 2008.

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Id.

Even though the Registration Statement became effective, the Offer was terminated in accordance with its terms; all tenders of Gold Reserves Equity were rejected by the Company and the tendered Gold Reserve Equity was returned to the applicable tendering Gold Reserve Equityholder. The Company has requested and has been granted withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act. No securities of the Company were issued pursuant to the Registration Statement, nor are there any new shareholders of the Company's securities in the United States. Therefore, because the Company does not currently have any substantial "investing public" to which information about its activities in the fiscal year ending December 31, 2008 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable[1].

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed. . . ." Id. The Staff also has recognized in a number of circumstances substantially similar to the Company's circumstances *(i.e.,* where no securities were sold pursuant to an effective registration statement, the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act and the issuer represented that it would file certifications on Form 15 on or before the due date of its annual report), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. See, *e.g.,* Barclays (Netherlands) (N.V.)—No-Action Letter (June 26, 2008); Telemar Participacoes S.A.—No-Action Letter (June 20, 2006); and CPA: 14 Holdings Inc,- No Action Letter (December 11, 2006). Cf., Liberty Lane Acquisition Corp.- No Action Letter (July 28, 2008); and Prairie Creek Ethanol, LLC-No Action Letter (August 12, 2008).

Similar to the situation in which the Commission granted relief in Barclays (Netherlands) (N.V.) and Telemar Participacoes S.A., we note for the information of the Staff that:

- no securities of the Company were sold pursuant to the F-10 Registration Statement, as amended;
- the F-10 Registration Statement and all post effective amendments thereto have been withdrawn, effective on March 23, 2009;
- the Company has complied with its filing obligations under the Exchange Act from the effective date of the Registration Statement; and
- the Company undertakes to file a Form 15 making appropriate claims

[1] Similarly, we believe the Rule 12h-3 rationale articulated in the text is not applicable to each post effective amendment filed in fiscal year 2009.

pursuant to Rule 12h-3 under the Exchange Act no later than the filing deadline for its annual report on 20-F for the year ended December 31, 2008.

In the Company's case, the burdens imposed by the application of Rule 12h-3(c) would clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company and would involve significant management effort. Because the Company has fewer than 40 United States shareholders of record and none of whom purchased common shares in a registered public offering in the United States, there is no substantial investing public that will realize a benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act. Indeed, these shareholders as well of the bulk of the shareholders of record located outside of the United States already receive and continue to receive such disclosures as mandated by their home jurisdiction – Canada. Furthermore, the intended "investing public" of the Company—if the Offer had been consummated and if the Company's common shares had been issued—are the current shareholders of Gold Reserve, who continue to receive periodic reports pursuant to Gold Reserve's continuing reporting obligations under Section 13(a). Therefore, we respectfully request that the Staff relieve the Company from the reporting requirements of Section 15(d) of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In light of the foregoing, we respectfully request on behalf of the Company that the Staff grant relief to the Company from the periodic reporting requirements and not recommend enforcement action to the Commission if the Company does not file an annual report on Form 20-F for the fiscal year in which the Company's F-10 Registration Statement became effective *(i.e.*, the fiscal year ending December 31, 2008), or any other periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder.

Alternatively, for the same reasons set forth above, we request an exemption on behalf of the Company, pursuant to Section 12(h) of the Exchange Act, from the requirement to file such reports.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via email. We would appreciate it if you would acknowledge receipt of this letter by date- stamping a copy of this letter and returning it to the undersigned via facsimile at (212) 980-5192.

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (212) 752-9700. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided.

Respectfully submitted,

Arthur S. Marcus, Esq., Partner

Cc: Andre Agapov, Chief Executive Officer